Contact

www.linkedin.com/in/stefanchmelik
(LinkedIn)

Top Skills

Acupuncture
Pain Management
Alternative Medicine

Languages

English (Native or Bilingual)

Certifications

Masters Degree

Publications

Chinese Herbal Secrets

Patents

An apparatus for regulating
biological rhythms

Stefan Chmelik
Co-Founder and Inventor of Sensate
United Kingdom

Summary

o Wellbeing Technology Visionary & Innovator focussed on global
impact
o Integrated Healthcare Physician, 30+ years of medical leadership
o Expert in the treatment of stress, anxiety, trauma and complex
disease
o Life long meditator, breath coach and teacher helping thousands of
people

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Experience

Sensate
Co-Founder / CSO
September 2018 - Present (5 years 8 months)
London, United Kingdom

Sensate infrasonic resonance device and app: achieve profound calm in the
moment and improve stress resilience over time.

New Medicine Group
Founder
2004 - Present (20 years)
London, Harley Street

The UK's leading Integrated Healthcare Team
300 years of expert clinical experience in a historic building in London's Harley
Street. We combine the caring, patient-centred approach of complementary
medicine with the accuracy and reliability of mainstream medical diagnosis and
testing.

300 years of clinical experience
100 books published
3 professional journals

Zen Now
CEO
January 2013 - October 2019 (6 years 10 months)

The benefits of meditation for people that can't meditate

Thrive Health
Founder
2012 - November 2018 (6 years)

Pelvic People
Founder
January 2011 - September 2015 (4 years 9 months)

CP/CPPS effects many more people than is generally realised. Maria Elliott and Stefan Chmelik created Pelvic People at New Medicine Group to specifically address this problem.

The Wise Cook
Owner
2006 - December 2014 (8 years)

Traditional wisdom of cooking and eating

LCTA - The London College of Traditional Acupuncture and Oriental Medicine
Lecturer
1998 - 2010 (12 years)

Senior Lecturer and set up the UK's first Masters Degree in Chinese Herbal Medicine

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Education

MRCHM MBAcC DipCHM LicOHM DipAc DipCHM(Drm) ClinAC

Technology & Wellbeing Visionary focussed on global impact
Masters, Healthcare

Somatic Experiencing UK
Trauma resolution · (1989 - 2013)

Holland Park School

LCTA

MSc